

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2015

Andrew J. Micheletti
EVP and Chief Financial Officer
BofI Holding, Inc.
4350 La Jolla Village Drive
Suite 140
San Diego, CA 92122

      Re: **BofI Holding, Inc.**
                Form 10-K for the Fiscal Year Ended
                June 30, 2014
                Filed August 28, 2014
                File No. 0-51201

Dear Mr. Micheletti:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                         Sincerely,

                                         /s/ John A. Spitz

                                       John A. Spitz
                                       Staff Accountant